EXHIBIT 99.7

CERTIFICATION PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Andrew Marshall, hereby certifies, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a)

the annual report on Form 40-F of First Mining Gold Corp. for the year ended December 31, 2021 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b)	information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of First Mining Gold Corp.

Date: March 25, 2022

/s/ Andrew Marshall

Andrew Marshall

Chief Financial Officer

(Principal Financial Officer and) Principal Accounting Officer